Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-23016
Amendments filed September 6, 2007

Dear Mr. Skinner:

We have reviewed your comments on Form 10-K/A for the Fiscal Year Ended December 31, 2006 and 10-Q for the quarter ended June 30, 2007 and our responses are attached below. Medifast is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any future correspondence to my personal fax number (410) 504-8179.

Sincerely,

Michael S. McDevitt
Chief Executive Officer and Chief Financial Officer

I 0-K/A for the year ended December 31, 2006

Note 7 - Trademarks and Intangibles, page 95

 Given that your intangible asset balance changed as a result of your restatement, tell us why future amortization expense for the years ending December 31, 2007 through 2011 did not change.

We have reviewed the restated 10-K/A filed with the Commission on September 6, 2007 and noted that the amortization schedule should have been updated to reflect the amounts below. The Company will file an amended 10-K/A to reflect the proper estimated future amortization expense for the years ending December 31, 2007 through 2011.

The estimated future amortization expense of trademarks and intangible assets is as follows:

For the years ending December 31,	Amount

2007	$1,290,000
2008	1,265,000
2009	1,118,000
2010	550,000
2011	545,000

Forms 10-Q for the quarter ended June 30, 2007 Internal Control Policy, page 20

Given your assessments in your amended Form 10-K for the year ended December 31, 2006, and Form 10-Q for the quarter ended March 31, 2007, that disclosure controls and procedures were not effective, and given your disclosures in those filings, as well as in your Form 10-Q for the quarter ended June 30, 2007, that there was no change in your internal control over financial reporting during any of those periods that materially affected or is likely to materially affect your internal control over financial reporting, tell us how you are able to conclude that at June 30, 2007, your disclosure controls and procedures were effective. In this regard, we believe it will be necessary to revise your Form 10-Q for the quarter ended June 30, 2007, to indicate that your disclosure controls and procedures were not effective, if that is the case, or to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective given the material weakness identified in your earlier filings.

The Company will file a 10-Q/A to indicate that our disclosure controls and procedures were not effective as of June 30, 2007. The disclosure is as follows:

Evaluation of Disclosure Controls and Procedures:

In connection with the aforementioned restatement of our financial statements, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we reevaluated, as of June 30, 2007, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Act”). Based upon that reevaluation, as a result of a material weakness in internal control over financial reporting with respect to amortization expense on a customer list, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures. In connection with the Original Filing and prior to our discovery of the error relating to amortization expense on a customer list, our principal executive officer and principal financial officer had concluded that our disclosure controls and procedures were effective as of June 30, 2007 to a reasonable assurance level.

Changes in Internal Control over Financial Reporting:

There was no change in our internal control over financial reporting during the quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. As disclosed in our annual report for the year ended December 31, 2006 on Form 10-K/A filed with the Securities and Exchange Commission on September 6, 2007, we determined that as of December 31, 2006 there was a material weakness in our internal controls over financial reporting with respect to amortization expense on a customer list. We have determined that this material weakness still existed as of June 30, 2007.